                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549



                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*


                          JACK CARL/312-FUTURES, INC.
  --------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
    ----------------------------------------------------------------------
                        (Title of Class of Securities)

                                  466350-30-3
                             --------------------
                                (CUSIP Number)

       Bruce E. Mathias, Secretary  200 West Adams Street, Suite 1500,
                               Chicago, IL 60606
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 6, 1996
    ----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (____).

Check the following box if a fee is being paid with this statement (_____). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
-----------------------
 CUSIP NO. 466350-30-3
-----------------------

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      NAME OF REPORTING PERSON
 1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Burton J. Meyer                ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
           Not Applicable
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           United States
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                          SOLE VOTING POWER
                     7
                                1,571,074 Shares of Common Stock and 1,750,000
                                Shares of Common Stock which may be acquired
     NUMBER OF                  under options to buy.
                   -----------------------------------------------------------
      SHARES              SHARED VOTING POWER
                     8
   BENEFICIALLY
                                None
     OWNED BY      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       EACH          9
                                1,571,074 Shares of Common Stock and 1,750,000
    REPORTING                   Shares of Common Stock which may be acquired
                                under options to buy.
      PERSON
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                                None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            1,571,074 Shares of Common Stock and 1,750,000 Shares of Common Stock which may be acquired under options to buy.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            Approximately 4.7% of the issued and outstanding Common Stock and approximately 5.2% of the issued and outstanding Common Stock which may be acquired under options to buy.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
            IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                 SCHEDULE 13D
                                 ------------


ITEM 1.  SECURITY AND ISSUER

         Common Stock

         Jack Carl/312-Futures, Inc.
         200 West Adams Street
         Chicago, Illinois 60606

ITEM 2.  IDENTITY AND BACKGROUND

         (a)  Name:
              Burton J. Meyer

         (b)  Business Address:
              E.D. & F. Man International Inc.
              440 South LaSalle Street
              20th Floor
              Chicago, Illinois 60605

         (c)  Occupation:
              President, Jack Carl Futures Discount Division
              E.D. & F. Man International Inc.
              440 South LaSalle Street
              20th Floor
              Chicago, Illinois 60605

         (d) Mr. Meyer, during the last five years, has not been convicted in a criminal proceeding.

         (e) Mr. Meyer, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Citizenship:
              United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable

ITEM 4.  PURPOSE OF TRANSACTION

         On November 6, 1996, Burton J. Meyer gifted 75,000 shares of common stock, par value $.004 per share, of Jack Carl/312-Futures, Inc., to each of his two children, Barry L. Meyer and Jeffrey M. Meyer. Also, on November 7, 1996, the Board of Directors of Jack Carl/312-Futures, Inc. authorized the Company to grant to Burton J. Meyer an option to purchase 1,250,000 shares of common stock, par value $.004 per share, of Jack Carl/312-Futures, Inc. at $.24 per share, with an expiration date of June 30, 1998. Effective with Mr. Meyer accepting Employment with E.D. & F. Man International Inc., on July 1, 1996, options to purchase 100,000 and 1,250,000 shares of common stock of Jack Carl/312-Futures, Inc. at $.60 and $.24 per share, respectively, expired.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) 1,571,074 shares of common stock, approximately 4.7% of the issued and outstanding common stock. An additional 1,750,000 shares of common stock, approximately 5.2% of the issued and outstanding common stock, may be acquired under options to buy.

         (b) There is sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 1,571,074 shares of common stock and the 1,750,000 shares of common stock which may be acquired under options to buy.

         (c) On November 6, 1996, Burton J. Meyer gifted 75,000 shares of common stock, par value $.004 per share, of Jack Carl/312-Futures, Inc., to each of his two children, Barry L. Meyer and Jeffrey M. Meyer. Also, on November 7, 1996, the Board of Directors of Jack Carl/312-Futures, Inc. authorized the Company to grant to Burton
              J. Meyer an option to purchase 1,250,000 shares of common stock, par value $.004 per share, of Jack Carl/312-Futures, Inc. at $.24 per share, with an expiration date of June 30, 1998. Effective with Mr. Meyer accepting Employment with E.D. & F. Man International Inc., on July 1, 1996, options to purchase 100,000 and 1,250,000 shares of common stock of Jack Carl/312-Futures, Inc. at $.60 and $.24 per share, respectively, expired.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

         Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     December 10, 1996
----------------------------
Date

                                         /s/ BURTON J. MEYER
                                         -------------------
                                         Burton J. Meyer



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